Exhibit 99.1

Dear Shareholders:

2024 was marked by meaningful strategic progress that resulted in the continued expansion of our business. The global trends that have served as a powerful tailwind for Cellebrite’s growth remained strong, creating attractive opportunities for Cellebrite to expand its customer business.

We live in a world with persistent threats to public safety, national sovereignty, and enterprises. Crime rates are too high. Bad actors use increasingly sophisticated technology. Law enforcement budgets and manpower are constrained. Geopolitical tensions are rising. Businesses must move swiftly and efficiently to advance e-discovery activities and corporate investigations.

Cellebrite’s mission is focused on public safety and protecting our communities, nations, and businesses. Our technology is purpose-built for law enforcement agencies, defense and intelligence organizations, and enterprises to make our world safer by elevating their operational intelligence and accelerating investigations. Over the years, we have broadened our portfolio to leverage our historical strength in digital forensics software to deliver an end-to-end, AI-powered Digital Investigation Platform. Equally important, we have also increased our delivery flexibility to span traditional on-premise, hybrid, and cloud environments. As a result, our solutions play a pivotal role in enabling customers around the world to accelerate their digital investigations – from collecting and reviewing digital evidence on an ever-expanding range of devices and fortifying the chain of custody to facilitating secure collaboration and rapidly analyzing mountains of structured and unstructured data.

2024 Financial Performance

I am pleased to report that Cellebrite delivered a balanced mix of top-line growth and strong profitability in 2024, exceeding the ambitious targets outlined at the start of last year.

●	ARR (annual recurring revenue) grew 25% to $395.9 million primarily due to our success in expanding existing customer relationships.

●	Total revenue increased 23% to $401.2 million, primarily reflecting a 26% increase in subscription revenue.

●	The combination of our top-line growth, a strong gross profit margin and disciplined spending enabled us to deliver adjusted EBITDA of $99.4 million, or 25% on a margin basis – up notably from the prior year.

●	The combination of our ARR growth and adjusted EBITDA margin enabled us to deliver a Rule of 50 performance, the high end of our committed Rule of X range of 45 to 50.

●	Our balance sheet strength was fortified by another year of outstanding cash generation. Cellebrite’s cash position, which is composed of cash, deposits and short-term and long-term investments, increased by 46% to $483.8 million.

* See Appendix A to this shareholder letter (“Shareholder Letter”) for the definition of Annual Recurring Revenue and a reconciliation of adjusted EDBITDA to GAAP net income.

Strategic Accomplishments & Progress

There is much to be proud of as we reflect on our successes during the past year and the inroads we have made thus far into 2025.

Innovation: At the heart of Cellebrite’s innovation engine is a purpose-built portfolio that leverages extensive domain expertise and a grounded understanding of the challenges our customers face. In 2024 and continuing into this year, our investments in innovation have yielded tangible results, helping customers modernize their digital workflows, accelerate their investigations, and elevate operational productivity and efficiency. AI and the Cloud remain critical to our product roadmaps, representing foundational building blocks for enabling our customers to navigate the growing complexity of digital evidence. The combination of generative AI capabilities and our own machine learning models are embedded within each of our core offerings, enabling customers to work smarter and faster. ARR for our cloud-enabled and native SaaS solutions nearly doubled in 2024 and is on pace to eclipse 20% of total ARR in 2025. We continued to broaden our cloud capabilities to address customer needs, including their security and technical requirements. Last year, we launched our initiative to gain authorization of our cloud offerings with the U.S. Federal Risk and Authorization Management Program (FedRAMP) and are well positioned to achieve FedRAMP authorization during the latter part of 2025.

Platform Adoption: Cellebrite is unique in the industry for its ability to deliver a Digital Investigation Platform with solutions that address key workflows throughout the digital investigation lifecycle. A driver for broader platform adoption by customers is their migration from our legacy digital forensics offerings to our next-generation Inseyets product suite. We made great progress on this front in 2024, and this remains a top priority in 2025. This initiative is complemented by our ongoing efforts to drive adoption of Guardian for evidence management and Pathfinder for investigative analytics. Our progress with expanding the number of customers adopting Guardian and Pathfinder enabled ARR for Guardian to more than double in 2024, while Pathfinder adoption grew faster than total 2024 ARR. We are excited about the potential to sustain these trends into 2025.

Go-to-Market: We have continued to align our go-to-market capabilities with our most promising growth opportunities. A great example of this in 2024 was the establishment of Cellebrite Federal Solutions as a separate, dedicated company with independent board governance. This was paired with our acquisition of CyTech, which brought immediate expertise, experience, and authorized participation in key federal programs. We believe that these actions, in combination with our investments to achieve FedRAMP authorization, position Cellebrite to increase its impact and participation in critical federal law enforcement and intelligence initiatives over the long term. In addition, we launched a company-wide initiative to elevate the customer experience and to modernize our processes throughout the customer lifecycle. Over time, we believe this effort will contribute to continuous improvement in our gross retention rates and underpin robust top-line growth. Finally, during 2025, we increased our sales focus on customers in the global defense and intelligence sector as they see increased funding to address a wide range of geopolitical developments.

Acquisition of Corellium: Entering 2025, we intensified our work on corporate strategy, including inorganic opportunities, that are intended to amplify our organic innovation activities, expand our TAM, and help fuel our long-term growth. In June, we announced our agreement to acquire Corellium, a leader in Arm-based virtualization software. We believe this action will bring us unique, differentiated technology, a world-class team of technologists, and broaden Cellebrite’s TAM in both the public and private sectors. We look forward to closing this deal soon.

Team: We are fortunate that Cellebrite has attracted many of the industry’s best and brightest minds who are united and inspired by our mission. As we have grown, we have complemented our exceptional talent base with professionals who bring extensive domain expertise and relevant experience operating at scale. After a successful 11-year run as CFO, Dana Gerner elected to retire from Cellebrite in mid-August 2025. We were pleased to appoint David Barter, a highly credentialed public company CFO with a rich history of growth and value creation in the software SaaS industry, as Cellebrite’s new CFO.

Corporate Governance Developments: Our Board took important steps in early 2025 to further evolve its composition and elevate its impact. In keeping with the governance best practice of separating the chairman and CEO duties, Adam Clammer, our former lead independent director, assumed the role of board chairman upon my appointment as interim CEO. We also appointed Michael Capellas as a new director, assuming Adam’s prior role as our lead independent director. Michael brings vast experience as a proven CEO, technology executive, and director at some of the world’s largest and most successful technology giants. To best support our growth ambitions, the Board also launched a new Technology and Strategy committee with Michael as committee chair and Adam Clammer and Troy Richardson as committee members. We also want to acknowledge the contributions of Elly Keinan as a director on our Board since 2020. Elly decided not to stand for re-election as a director as he pursues other interests unrelated to Cellebrite and will step down as a director on our Board at the end of the Annual Meeting.

Your Vote Matters: As outlined in greater detail within the Proxy Statement, there are three proposals that will be voted upon at the 2025 Annual General Meeting of Shareholders. We strongly believe in the merits of each proposal. Regardless of how many shares you own or whether you plan to attend the Annual General Meeting, we urge all shareholders to vote. We appreciate your ongoing support.

While 2024 was another outstanding year for Cellebrite, our mission is far from complete. Law Enforcement, Intelligence, and Defense departments around the democratized world need our innovation to keep pace with bad actors. We possess the capability to not only help our customers rapidly resolve crime and malfeasance but also to increasingly leverage our technologies to thwart and deter criminal activity. We are proud to partner with the men and women who selflessly pursue this noble mission. They are the true heroes, and we are inspired by them each and every day. Our commitment to our shareholders, our public servants, and to our global community is to extend our track record of innovation, execution, and leadership while increasing shareholder value and elevating public safety. We truly appreciate your support of Cellebrite and look forward to continued success in 2025.

Sincerely,

/s/ Thomas E. Hogan
Thomas E. Hogan
Chief Executive Officer

Cellebrite DI Ltd.

94 Shlomo

Shmelzer Road

Petah Tikva

4970602, Israel

+972-(73) 394-8000

Dear Shareholder,

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend an Annual General Meeting (the “Meeting”) of the shareholders of Cellebrite DI Ltd. (the “Company”), to be held at 16:00, Israel time, on Friday, September 19, 2025, at the Company’s offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel.

The Meeting is being called for the following purposes:

1.	To approve the re-election of Troy K. Richardson and Yonatan Domnitz as Class I Directors of the board of directors of the Company (the “Board”), to hold office until the close of the annual meeting of the Company in 2028, and until their respective successors are duly elected and qualified;

2.	To approve the compensation package for Thomas E. Hogan as our Chief Executive Officer; and

3.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the audit committee of the Board (the “Audit Committee”), to determine the auditor’s remuneration.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety. We know of no other business to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposals No. 1 through 3.

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”). Under the Companies Law and regulations promulgated thereunder, any shareholder who holds at least 1% of the Company’s outstanding voting rights is entitled to request that the Board include a proposal to be voted on by the Company’s shareholders, provided that such proposal is appropriate for consideration by shareholders at such meeting. Notwithstanding the aforementioned, under the Companies Law, only shareholders holding at least 5% of the Company’s outstanding ordinary shares are entitled to request that the Board include at the Meeting a proposal related to the election or removal of a director from the Board. Such proposals shall be sent to the Company’s offices, c/o Ayala Berler Shapira, Adv., General Counsel and Chief Compliance Officer, at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, no later than August 22, 2025. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting no later than August 29, 2025, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Only shareholders of record at the close of business on August 12, 2025, the record date for the Meeting, are entitled to notice of and to vote at the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted, either by your returning a later-dated proxy card or by your voting your Shares in person at the Meeting.

Joint holders of the Company’s ordinary shares (the “Shares”) should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any Share who votes such Share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such Share. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote Shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

A proxy statement describing the matter to be voted upon at the Meeting, along with a proxy card enabling the shareholders to indicate their vote on the matter, will be mailed on or about August 19, 2025, to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the SEC under cover of Form 6-K and will be available on the Company’s website under the “Investors” section, https://investors.cellebrite.com and can be located within the Annual & Special Meetings subsection under Events (https://investors.cellebrite.com/annual-special-meetings), and on the SEC’s website at www.sec.gov, or at the Company’s headquarters at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, upon prior notice and during regular working hours (telephone number: +972-502851113) until the date of the Meeting. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”) no later than 11:59 p.m. ET on September 18, 2025, or to our offices no later than 8:00 a.m. (Israel time) on September 18, 2025. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Shareholders who hold their Shares in “street name,” meaning in the name of a bank, broker, or other record holder, must either direct the record holder of their shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder, together with proof from such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your Shares.

The Company’s Board of Directors recommends a vote “FOR” the matters set forth in the notice.

Regardless of whether you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing you at the Meeting.

By Order of the Board of Directors

Adam H. Clammer,
Chairman of the Board of Directors

Petah Tikva, Israel

August 15, 2025

Cellebrite DI Ltd.

94 Shlomo

Shmelzer Road

Petah Tikva

4970602, Israel

+972-(73) 394-8000

PROXY STATEMENT

This Proxy Statement, Notice of Annual General Meeting of Shareholders, and the related proxy card are being furnished to the holders of ordinary shares, par value of NIS 0.00001 per share (the “Shares”), of Cellebrite DI Ltd. (the “Company”) in connection with the solicitation of proxies on behalf of the Board of Directors of the Company (the “Board”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 16:00, Israel time, on Friday, September 19, at the Company’s offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.	To approve the re-election of Troy K. Richardson and Yonatan Domnitz as Class I Directors of the board of directors of the Company (the “Board”), to hold office until the close of the annual meeting of the Company in 2028, and until their respective successors are duly elected and qualified;

2.	To approve the compensation package for Thomas E. Hogan as our Chief Executive Officer; and

3.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the audit committee of the Board (the “Audit Committee”), to determine the auditor’s remuneration.

Record Date

Only shareholders of record at the close of business on August 12, 2025, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Quorum

Pursuant to our amended and restated articles of association (the “Articles”), the quorum required for general meetings (including the Meeting) of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding not less than 25% of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time, or place as indicated by our Board if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Pursuant to our Articles, holders of our Shares have one vote for each Share held on all matters submitted to a vote before the shareholders at a general meeting.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. “Broker non-votes” will not count as present and entitled, including for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients typically have authority to vote only on “routine” proposals when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the Shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only item on the agenda for the Meeting that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law, 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. If you hold your Shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your Shares on any non-routine proposal and possibly routine proposals as noted above, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for all proposals.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on the proposal in person or by proxy at the Meeting (excluding abstentions and broker non-votes) is necessary for the approval of Proposals No. 1 – 3.

Voting Procedures

You may vote in any of the manners below:

●	By Internet- If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone- If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail- If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

You may also vote in person at the Meeting. However, if you hold your Shares in “street name”, you are not a shareholder of record, and so you must first obtain a “legal proxy” from the bank, broker, or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting.

Registered Holders

If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC., you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on September 18, 2025.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Even if you plan to attend the Meeting, the Company recommends that you vote your Shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Revocation of Proxies

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting, provided such shareholders are the record holders of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Meeting Agenda

In accordance with the Companies Law, any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law and regulations promulgated thereunder, any shareholder who holds at least 1% of the Company’s outstanding voting rights is entitled to request that the Board include a proposal to be voted on by the Company’s shareholders, provided that such proposal is appropriate for consideration by shareholders at such meeting. Notwithstanding the aforementioned, under the Companies Law, only shareholders holding at least 5% of the Company’s outstanding voting rights are entitled to request that the Board include at the Meeting a proposal related to the election or removal of a director from the Board. Such proposals, shall be sent to the Company’s offices, c/o Ayala Berler Shapira, Adv., General Counsel and Chief Compliance Officer, at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, no later than August 22, 2025. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting no later than August 29, 2025, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Voting Results

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s General Counsel. The final voting results are based on the information provided to the Company by Broadridge Financial Solutions (“Broadridge”) or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

Management and the Board are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders by or about August 19, 2025 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Proxies must be submitted to Broadridge no later than 11:59 p.m. ET on September 18, 2025, or to our offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, to the attention of Ms. Ayala Berler Shapira, Adv., General Counsel and Chief Compliance Officer of the Company no later than 8:00 a.m. (Israel time) on Thursday, September 18. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the Proxy Statement, Notice of Annual General Meeting of Shareholders, and the related proxy card are available within the “Investors” section of the Company’s website, https://investors.cellebrite.com, and can be located within the Annual & Special Meetings subsection under Events (https://investors.cellebrite.com/annual-special-meetings),. The contents of that website are not a part of this Proxy Statement.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Certain statements in this Proxy Statement may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding Cellebrite, or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “will,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Proxy Statement may include, for example, statements about Cellebrite’s strategic and business plans, relationships or outlook, the impact of trends on and interest in its business, intellectual property or product, and its future results, predictions to increase the percentage of annual recurring revenue attributable to cloud-enabled and native SaaS solutions in 2025, positioning to achieve FedRAMP authorization in the latter part of 2025 and the acquisition of Corellium broadening Cellebrite’s total addressable market in both public and private sectors. The statements we make regarding the following matters are forward-looking by their nature.

The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, performance or achievements expressed or implied by the forward-looking statements. These important factors include, among others, the items in the following list, which also summarizes some of our most principal risks:

●	risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards, to adapt to changing market potential within our markets and to successfully launch new solutions and add-ons that meet or exceed customer needs;

●	risks associated with our material dependence on the acceptance of our solutions by domestic and international law enforcement and government agencies;

●	risks associated with real or perceived errors, failures, defects or bugs in our DI solutions;

●	risks associated with our failure to maintain the productivity of sales and marketing personnel, including risks related to hiring, integrating, and retaining personnel;

●	risks due to intense competition in all of our markets, including risks associated with pricing pressures from and loss of market share to competitors with greater resources than we have and increasing competition as a result of consolidation in the industry;

●	risks associated with the misuse of our solutions by our customers which may achieve suboptimal results or be perceived as incompatible with human rights;

●	risks relating to our ability to properly manage our growth as a business, and execute new offerings, developments and strategic opportunities, including joint ventures, partnerships and acquisitions;

●	risks related to our dependence on our customers to renew their subscriptions and purchase additional subscriptions or services from us;

●	risks related to conducting a low volume of our business via e-commerce;

●	risks associated with the use of artificial intelligence in our Digital Investigation Platform;

●	risks that financing sources may be unavailable to us on reasonable terms or at all;

●	risks associated with our reliance on third-party suppliers for certain components, products, or services, including risks related to the availability of raw materials or components;

●	challenges associated with large transactions, including with respect to longer sales cycles, as well as with developing, offering, implementing, and maintaining new solutions;

●	risks associated with our ability to retain, recruit, and train qualified personnel, particularly research and development and sales and marketing personnel in regions in which we operate, including in new markets and growth areas we may enter;

●	risk of security vulnerabilities or defects, including cyber-attacks, information technology system breaches, failures or disruptions which are critical to our operations and maintaining the trust and confidence of our customers;

●	risks associated with political and reputational factors related to our business or operations, such as negative publicity, including with respect to the nature of our solutions;

●	risks that our customers may delay or terminate contracts, or are unable to honor contractual commitments or payment obligations due to liquidity issues or other challenges in their budgets and business;

●	risks related to the difficulty in discerning revenue declines from our operating results due to the way in which we recognize revenue;

●	risks associated with the significant majority of our revenue coming from government customers around the world and associated procurement processes, budgeting cycles and appropriations, early termination, potential audits, investigations, civil and criminal penalties and administrative sanctions;

●	risks associated with the weakening of general economic conditions, including on our private sector customers;

●	risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property, claim infringement on their intellectual property rights, or claim a violation of their license rights, including relative to free or open-source-software components we may use;

●	risks associated with the mishandling or perceived mishandling of sensitive or confidential information, including personal information;

●	risks relating to the regulatory constraints to which we are subject, including Israeli encryption laws, trade and export controls from the governments of Israel and other countries where we operate;

●	risks associated with complex and changing regulatory environments relating to our operations, the products and services we offer, and/or the use of our solutions by our customers, including with respect to applicable classification and confidentiality restrictions, AI and data privacy and protection;

●	risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer;

●	risks associated with the fact that we no longer qualify as an “emerging growth company” and will be required to comply with certain provisions of the Sarbanes-Oxley Act, including that we can no longer take advantage of the reduced disclosure requirements applicable to emerging growth companies;

●	risks associated with market volatility in the price of our Shares based on our performance or factors and risks associated with general economic and market conditions;

●	risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate;

●	risks associated with potential joint ventures, partnerships and strategic initiatives, including the diversion of management’s attention as a result of such initiatives;

●	risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, rising global inflation, and exposure to regions subject to political or economic instability, including the State of Israel;

●	uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, military conflict, political unrest, or outbreaks of disease, as well as the resulting impact on information technology spending and government budgets, on our business;

●	risks associated with Israel’s ongoing conflicts with Hamas, Iran and other parties in the Middle East, including the potential for an adverse impact on our operations and limitation on our ability to market our products, which may lead to a decrease in our revenues;

●	risks associated with our failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; and

●	risks relating to the adequacy of our existing systems, processes, policies, procedures, internal controls, and personnel for our current and future operations and reporting needs.

Some of these factors are discussed in more detail in our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 18, 2025 (the “Annual Report”) under “Part I, Item 3. Key Information—D. Risk Factors,” “Part I, Item 4. Information on the Company” and “Part I, Item 5. Operating and Financial Review and Prospects.”

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance, and events and circumstances reflected in the forward-looking statements will be achieved or will occur. All forward-looking statements in this Proxy Statement speak as of their respective dates. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Proxy Statement, to conform these statements to actual results or to changes in our expectations.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2024 by our five most highly compensated executive officers see Item 6.B. of our Annual Report, a copy of which is available within the “Investor” section of our website at https://investors.cellebrite.com/node/9381/html.

CORPORATE GOVERNANCE

Overview

Cellebrite is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Board Structure and Management

Under the Companies Law and the Articles, our business and affairs are managed under the direction of our Board. Our Board may exercise all powers and take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and our Chief Executive Officer and other executives are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Pursuant to the Articles, other than external directors, for whom special election requirements apply under the Companies Law, the number of directors on our Board consists of no less than three and no more than eleven directors (including the external directors), as may be fixed from time to time by the Board, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election.

Our directors, aside from our external directors and subject to the specific director appointment rights initially contained in the Articles, according to which (i) two directors shall be nominated by TWC Tech Holdings II, LLC and (ii) two directors shall be nominated by SUNCORPORATION, all to be reasonably acceptable to the Company, are generally appointed by a simple majority vote of holders of our ordinary shares participating and voting at an annual general meeting of our shareholders. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders (other than the external directors, and subject to the specific director appointment rights as detailed above), or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. As of the date hereof, the Articles provide in respect of future director appointment rights that (i) one director, reasonably acceptable to the Company, is to be nominated by TWC Tech Holdings II, LLC; and (ii) two directors, reasonably acceptable to the Company, are to be nominated by SUNCORPORATION.

Our Board currently consists of ten directors, including two external directors. Each of our current seven non-executive directors is independent under Nasdaq corporate governance rules, which require a majority of our directors to be independent. Our external directors under the Companies Law are Dafna Gruber and Nadine Baudot-Trajtenberg. Our directors who are not external directors are divided among the three classes as follows:

●	the Class I directors are Elly Keinan, Troy K. Richardson and Yonatan Domnitz, and their terms will expire at the Meeting; and

●	the Class II directors are Brandon Van Buren, Michael D. Capellas and Ryusuke Utsumi, and their terms will expire at our annual meeting of shareholders to be held in 2026; and

●	the Class III directors are Adam Clammer and Thomas E. Hogan, and their terms will expire at our annual meeting of shareholders to be held in 2027.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. Both Ms. Dafna Gruber and Ms. Nadine Baudot-Trajtenberg commenced serving as external directors of the Company following the consummation of our business combination agreement with TWC, for an initial term of three years (i.e., until November 29, 2024). At the general meeting of the shareholders held on September 17, 2024, our shareholders approved the re-election of both Nadine Baudot-Trajtenberg and Dafna Gruber as external directors of the Board for a period of three years ending on November 29, 2027.

Under the Companies Law, the initial term of an external director is three years. Thereafter, an external director may be re-nominated, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms subject to additional requirements under the Companies Law. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-nomination for such additional period(s) is beneficial to the company, and provided that the external director is re-nominated subject to the same shareholder vote requirements (as described above regarding the re-nomination of external directors). Prior to the approval of the re-nomination of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a Special General Meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their nomination or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a meeting of the shareholders as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law sets forth a number of limitations pursuant to which a person may be appointed as an external director, including, but not limited to, such person’s relationship with a company’s controlling shareholders or the company itself. Furthermore, the Companies Law stipulates that a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise, provided that at least one of the external directors must be determined by our Board to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Securities Exchange Act of 1934 (the “Exchange Act”), (ii) meets the independence requirements of Nasdaq rules for membership on the audit committee, and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

The foregoing description of the legal framework governing the appointment and removal of external directors under the Companies Law is qualified by reference to “Item 6. – C. Board Practices – External Directors” in our Annual Report.

For the biographies of our director’s nominees, see Proposals No. 1.

Biographic Information Regarding Continuing Directors

Thomas E. Hogan is a Director of Cellebrite and the Chief Executive Officer, positions which he has held since August 2023 and August 2025, respectively, after having served as Interim Chief Executive Officer since January 2025. Mr. Hogan served as an Operating Managing Director for Vista Equity Partners from January 2021 to February 2023. During his Vista tenure Mr. Hogan served on the boards of privately held software companies, Pluralsight, Infoblox, Drift, and Gainsight. Prior to joining Vista in January 2021, Tom was the Chairman and CEO of Kony, Inc. from 2014 to its acquisition in the fall of 2019 by Swiss-based Temenos. Mr. Hogan also served on the board of Citrix from 2018 to 2022 when it was acquired by Vista Equity Partners. Prior to Kony, he was the executive vice president of Sales and Marketing for HP’s $57B Enterprise Business in 2010 after serving as the head of HP’s Software business from 2006 to 2009. Prior to that he held senior executive positions with Siebel Systems and IBM and a five year stint as the CEO and board member of Vignette Corp. (VIGN). In addition to Cellebrite, Mr. Hogan currently serves on the board of directors of OneMeta Inc. (OTCQB: ONEI) following his appointment in December 2023. Mr. Hogan holds a master’s degree from Northwestern’s Kellogg School of Management with distinction and a BS in biomedical engineering from the University of Illinois.

Cellebrite Board Committees: None.

Experience & Qualifications: Mr. Hogan brings extensive experience in leading high-growth public and private software and technology companies with deep expertise spanning global sales and marketing, mergers and acquisitions, talent recruitment and retention and raising capital.

Adam H. Clammer is a Director of Cellebrite and the Chairman of the Board, positions which he has held since the consummation of the Merger and December 2024, respectively. Mr. Clammer served as the Chief Executive Officer and a Director of TWC Tech Holdings II, LLC, from November 2020 until the consummation of the Merger. Mr. Clammer is also a Founding Partner of True Wind Capital Management, L.P., a private equity fund manager focused on the technology industry. Prior to founding True Wind Capital Management in 2015, Mr. Clammer was with KKR since 1995, where he co-founded and led the Global Technology Group from 2004 to 2013. Mr. Clammer has served on the boards of several public companies over the past 20 years. Mr. Clammer currently serves as chairman of the board of LeadVenture since 2017, as a director of VitalEdge Technologies (formerly e-Emphasys) since 2022, and as a director of Open Lending since 2020. Prior to joining KKR, Mr. Clammer worked in the Mergers & Acquisitions group at Morgan Stanley in New York and Hong Kong from 1992 to 1995. He holds a B.S. in Business Administration from the University of California, Berkeley and an M.B.A. from Harvard Business School, where he was a Baker Scholar.

Cellebrite Board Committees: Nominating and Governance Committee (Chairperson), Technology and Strategy Committee.

Experience & Qualifications: Mr. Clammer brings extensive experience in acquiring, investing in, and advising growth-oriented technology companies. He is one of two designees representing True Wind Capital Management on our Board.

Nadine Baudot-Trajtenberg is a Director of Cellebrite, a position which she has held since 2021. Dr. Baudot-Trajtenberg has served as our external director under the Companies Law, since November 2021. Dr. Baudot-Trajtenberg teaches at the Arison school of Business at Reichman University in Herzliya, Israel, having previously served as Associate Dean at both the school of Economics and the Arison school of Business where she headed the Masters of Business Administration and Global Masters of Business Administration programs. She is currently a Director at Bank esh Israel, a newly licensed retail bank in Israel as well as a member of the board of the Hebrew University in Jerusalem. Prior to that, she served as Deputy Governor of the Bank of Israel from 2014 to 2019. Dr. Baudot-Trajtenberg has served on several boards, including the holding company of Menora Mivtachim, one of Israel’s largest financial groups, Gazit Globe, a leading global real estate company, Bank Leumi Luxembourg, Bank Leumi Switzerland. Dr. Baudot-Trajtenberg holds a BSc. In Economics from the University of Montreal, an M.A. in Philosophy, Politics and Economics from the University of Oxford, and a Ph.D in Economics from Harvard University.

Cellebrite Board Committees: Audit Committee and Compensation Committee (Chairperson).

Experience & Qualifications: Ms. Baudot-Trajtenberg brings extensive finance experience and broad economic expertise spanning both academic and corporate settings.

Michael D. Capellas is a Director of Cellebrite and Lead Independent Director, positions he has held since January 2025. Mr. Capellas served as founder and Chief Executive Officer of Capellas Strategic Partners, a strategic technology advisory firm, since November 2012. During his distinguished career, Mr. Capellas has led and advised innovative technology start-ups to large corporate turnarounds. His leadership experience includes serving as the founding Chairman and CEO of VCE, the Virtual Computing Company, a joint venture between Cisco, EMC, and VMware which developed and commercialized an innovative platform for cloud computing (2010-2012); Chairman and CEO of First Data Corporation (2007-2010); CEO and director of MCI (previously WorldCom) (2002-2006); chairman, president, and CEO of Compaq Computer Corporation (1999-2002); and president of Hewlett-Packard Company (2002) following the merger of Compaq and Hewlett-Packard. In addition to serving on Cellebrite’s Board, Mr. Capellas currently serves on the Board of Directors of Cisco Systems, Inc. (NASDAQ: CSCO), where he is the lead independent director, and The Beauty Health Company (NASDAQ: SKIN), where he serves as chairman of the Nominating and Corporate Governance Committee and as a member of the Audit Committee. Mr. Capellas is a graduate of Kent State University.

Cellebrite Board Committees: Technology and Strategy Committee (Chairperson).

Experience & Qualifications: Mr. Capellas brings extensive technology, operating and governance experience gained from executive, CEO and director roles at leading some of the world’s most innovative and largest technology, financial technology and telecommunications companies..

Dafna Gruber serves as an External Director, under Israeli Companies Law, of Cellebrite, a position which she has held since November 2021. Ms. Gruber served as Chief Financial Officer of Netafim Ltd., a private company until the end of 2024, and prior to that as chief financial officer of various companies including Aqua security Ltd. and Clal Industries Ltd. From 2007 to 2015, Ms. Gruber served as the Chief Financial Officer of NICE Systems Ltd., a public company traded on Nasdaq and TASE. responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until 2007, Ms. Gruber held position at Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as Chief Financial Officer. Ms. Gruber currently serves as an External Director at ICL Group Ltd and as an Outside Director at Check Point Software Technologies. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

Cellebrite Board Committees: Audit Committee (Chairperson) and Compensation Committee.

Experience & Qualifications: Ms. Gruber brings extensive finance and operational experience with executive leadership positions at growing global public safety and technology companies.

Ryusuke Utsumi is a Director of Cellebrite, a position which he has held since April 2020. Mr. Utsumi is currently president of SUNCORPORATION after joining SUNCORPORATION in June 2012. Prior to that, Mr. Utsumi served as a General Manager at Chubu Aerospace Industrial Technology Center from June 2009 to June 2012. Prior to that, Mr. Utsumi served as the Incubation Manager at Aichi Venture House from March 2008 to June 2009.

Cellebrite Board Committees: None.

Experience & Qualifications: As the president of SUNCORPORATION, Cellebrite’s largest shareholder, Mr. Utsumi brings extensive leadership experience with unique insight into the Asia-Pacific marketplace. He is one of two designees representing SUNCORPORATION on Cellebrite’s Board.

Brandon Van Buren is a Director of Cellebrite, a position he has held since May 2023. Mr. Van Buren is a seasoned private equity and growth equity investor. He was a Partner at Light Street, a global investment firm focused on disruptive growth technology businesses, where he led the private efforts for the Beacon Funds, from 2021 to 2022, and a Partner at True Wind Capital, a private equity firm focused on the technology industry, where he sat on the firm’s investment committee, from 2017 to 2021. Prior to joining True Wind, Mr. Van Buren was a Principal at Google Capital and began his technology investing career at KKR. Mr. Van Buren previously served as a director of Open Lending (Nasdaq: LPRO) from 2020 to 2021 and Zix Corporation (Nasdaq: ZIXI) from 2019 to 2022. Mr. Van Buren holds an MBA from Harvard Business School, where he was a Baker Scholar, and a B.S. in Business Administration with concentrations in Finance and Accounting from California Polytechnic State University, San Luis Obispo.

Cellebrite Board Committees: Audit Committee and Nominating and Governance Committee.

Experience & Qualifications: Mr. Van Buren brings extensive investing experience spanning both high-growth private and public companies. He is one of two designees representing True Wind Capital Management on Cellebrite’s Board.

Considerations in Evaluating Director Nominees

Our nominating and corporate governance committee of the Board (the “Nominating and Governance Committee”) believes that certain qualifications, skills and experience should be represented on the Board, as described below, although not every member of the Board must possess all such qualifications, skills and experience to be considered capable of making valuable contributions to the Board.

Public Company Leadership
Our business is growing, global in scope, technologically complex and our market is evolving rapidly. Our leadership is composed of individuals who have helped lead public companies, had operating or functional leadership responsibilities at public companies, and have proven leadership experience in developing and advancing a vision and making executive-level decisions.

Public Company Board Experience We look for directors who have proven public company board experience, and who have demonstrated a steady hand in understanding and representing shareholder interests.

Finance, Capital Management & Capital Markets
Our business and financial model is complex and global in scope. Individuals with financial expertise are able to identify the issues associated with our business and take an analytical approach to capital allocation decisions. Additionally, individuals with proven capital markets experience are able to help determine and support strategies to fund future growth, optimize balance sheet efficiency, enhance our cost of capital and help evolve our ownership structure.

Global Operating Experience
We are a global company, with 54% of our annual recurring revenue coming from the Americas, 34% from EMEA and 12% from the Asia-Pacific region. Global experience enhances understanding of the complexities and issues associated with running a global business and the challenges we face.

Global Public Sector Sales and Marketing
More than 90% of our annual recurring revenue is associated with serving the public sector with national, regional and local law enforcement, intelligence, military and other agencies. We benefit from directors who have deep experience with businesses that support the needs of public sector agencies, especially those agencies focused on public safety.

Software/Software-as-a-Service (SaaS)
We develop, market and sell digital investigative software solutions and the largest portion of our employee base is composed of research and development professionals, most notably mobile researchers, software engineers and developers. Directors that can help steer the Company with issues of agile software development, competitive hiring of mobile researchers and software engineers, scaling the technical infrastructure for delivering SaaS solutions, and alternate business models drawn from the software industry help keep us competitive.

Diversity We believe directors with diverse backgrounds, including gender diversity, provide valuable perspectives that enhance our competitiveness.

Our Nominating and Governance Committee continually evaluates our Board members’ skills for alignment with our strategic goals. The following matrix summarizes our directors’ skills that are critical to our success:

BOARD MEMBERS	Public Co. Leadership Experience	Public Co. Board Experience	Finance, Capital Mgmt. & Capital Markets	Global Operating Experience	Global Public Sector Sales & Marketing	Software / SaaS	Diversity
Nadine Baudot-Trajtenberg		✓	✓				✓
Michael D. Capellas	✓	✓	✓	✓	✓	✓
Adam Clammer		✓	✓
Yonatan Domnitz		✓	✓
Dafna Gruber	✓	✓	✓	✓		✓	✓
Thomas Hogan	✓	✓	✓	✓	✓	✓
Troy Richardson	✓	✓		✓	✓	✓	✓
Ryusuke Utsumi	✓	✓	✓
Brandon Van Buren		✓	✓

Elly Keinan, a Class I director on Cellebrite’s board of directors since 2020, decided not to stand for re-election at the 2025 Annual General Meeting of Shareholders. Mr. Keinan’s decision to step down was not the result of any disagreement with the Company but rather stemmed from his desire to pursue other interests unrelated to his activities with the Company. Accordingly, his biography and representation on the above matrix of skills and experience are not included in this proxy. Cellebrite wishes to thank Mr. Keinan for his contributions as a director.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals, attract, reward and retain executive leadership and key talent, and protect the interests of our shareholders, including:

What we do
☑	Base a significant portion of our executive management compensation opportunity on financial and share price performance	☑	Emphasize pay-for-performance - meaning the earning of annual bonuses are subject to the attainment of objective performance measurements.
☑	Set annual incentive targets to our chief executive officer based on objective performance measures	☑	Regularly review the executive compensation and peer group data
☑	Maintain a majority independent Board	☑	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
☑	Maintain entirely independent Board committees	☑	Cap cash bonus payments and annual equity based compensation

Board Leadership and Lead Independent Director

Pursuant to our Corporate Governance Guidelines, if the CEO serves as the Chairman of the Board or if the Chairman of the Board is not independent, the non-management members of the Board must designate by plurality vote an independent director to act as the lead independent director (“Lead Director”). Michael D. Capellas currently serves as our Lead Independent Director.

The authorities and responsibilities of the lead independent director include, but are not be limited to, the following:

●	presiding as chairman of meetings of the Board at which the Chairman is not present, including executive sessions of the independent members of the Board;

●	serving as liaison between the Chairman and the independent members of the Board;

●	approving meeting agendas for the Board;

●	approving information sent to the Board;

●	approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

●	if so determined by the Board at such time, providing leadership and serving as temporary chairperson in the event of the inability of the chairperson to fulfill his/her role due to crisis or other event or circumstance which would make leadership by existing management inappropriate or ineffective, in which case the Lead Director shall have the authority to convene meetings of the full Board;

●	having the authority to call meetings of the independent members of the Board; and

●	if requested by major shareholders, ensuring that he or she is available for consultation and direct communication.

Board Oversight of Risk Management

One of the main responsibilities of our Board is to effectively monitor and manage the Company’s evolving risk profile. Our committees play a vital role in supporting the Board’s risk oversight responsibilities, as follows:

Committee	Risk Oversight Areas of Focus
Audit	● Selection and oversight of our independent auditor
● Oversight of financial reporting and internal controls
● Our overall risk assessment and strategy for managing enterprise risk
Compensation	● Determine the compensation of our CEO and executives
● Incentive and equity plan compensation
Nominating and Governance	● Corporate governance, including identifying nominees for directors
Technology and Strategy (formed in February 2025)	● Technology, strategy and innovation and the use of capital associated with supporting initiatives related to these areas

The committees receive regular updates from the relevant functions within the Company responsible for the management and mitigation of the different areas of risk. In addition, the committees hold closed executive sessions with individual members of Cellebrite’s leadership team as well as our internal and external audit functions. The committee chairs apprise the Board regularly of committee discussions, decisions and actions taken.

Board and Committee Meetings

During 2024 the Board of Directors met 7 times and acted by written consent 1 time, the Audit Committee met 5 times, the Compensation Committee met 6 times and acted by written consents 3 times, and the Nominating and Governance Committee met 2 times and acted by written consent 1 time. Each of the incumbent directors (including all the director nominees listed in Proposal No. 1) attended at least 75% of our Board meetings and the meetings of each of the committees of the Board on which they served, in each case, unless they were recused from attending. Mr. Clammer was recused from 2 board meetings and 2 nominating and governance committee meetings because an affiliate of True Wind Capital Management, an entity of which Mr. Clammer is the Founding Partner, was tendering for shares of SUNCORPORATION, the Company’s largest shareholder. During this period Mr. Clammer was prohibited under applicable law from possessing material nonpublic information about the Company.

PROPOSAL NO. 1

RE-ELECTION OF CLASS I DIRECTORS

Background

Our shareholders are being asked to re-elect each of Troy K. Richardson and Yonatan Domnitz as Class I Directors of the Board, to hold office until the close of the annual meeting of the Company in 2028, and until their respective successors are duly elected and qualified.

Our directors who are not external directors are divided among the three classes as follows:

●	the Class I directors are Elly Keinan, Troy K. Richardson and Yonatan Domnitz, and their terms will expire at the Meeting;

●	the Class II directors are Brandon Van Buren, Michael D. Capellas and Ryusuke Utsumi, and their terms will expire at our annual meeting of shareholders to be held in 2026; and

●	the Class III directors are, Adam Clammer and Thomas Hogan, and their terms will expire at our annual meeting of shareholders to be held in 2027.

Election and Re-Election of Class I Directors

All of our Nominees’ Class I Directors - Mr. Troy K. Richardson, who was re-appointed, and Mr. Yonatan Domnitz, who was re-nominated - were, according to the information provided to the Company and in accordance with our Articles, recommended by the Nominating and Governance Committee and approved by the Board to serve as Class I directors of the Company until the 2028 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles or the Companies Law.

Director Nominees’ Qualifications and Independence

Each of Troy K. Richardson and Yonatan Domnitz, whose professional background is provided below, has advised us that he is willing, able, and ready to serve as a director if re-elected. In accordance with the Companies Law, each of Troy K. Richardson and Yonatan Domnitz has certified to us that he meets all of the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and needs of our Company.

The Nominating and Governance Committee recommended that each of Troy K. Richardson and Yonatan Domnitz be re-elected at the Meeting as a Class I director for a term to expire at the 2028 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law. For more information concerning the nominee, please see the next section entitled “Biographic Information Regarding the Director Nominee”. Our Board approved this recommendation.

We wish to bring to your attention that Mr. Elly Keinan, who has served as a valued Class I member of the Board since 2020, has decided not to stand for re-election. Accordingly, his term as a director will conclude at the Meeting. The Company wishes to express its deep gratitude to Mr. Keinan for his dedicated service, leadership, and meaningful contributions to the Board. Mr. Keinan’s decision to step down was not the result of any disagreement with the Company, but rather stemmed from his desire to pursue other interests unrelated to his activities with the Company.

Biographic Information Regarding the Director Nominees

Troy K. Richardson is a Director of Cellebrite, a position which he has held since August 2024. Mr. Richardson served as the President of the Digital Thread group at PTC Inc. (NASDAQ: PTC) from 2021 until 2022, after having served as Executive Vice President and Chief Operating Officer from 2020 to 2021. From 2015 until 2020, he held several senior management roles at DXC Technology Company (formerly Computer Sciences Corporation prior to its merger with HP Enterprise in 2017), including Global Head of Sales and General Manager of Enterprise and Cloud Applications. Prior to this, Mr. Richardson held executive leadership roles at Oracle Corporation and SAP. His management experience also includes leadership positions at Hewlett-Packard Company, Xiocom Wireless, Inc., Novell, Inc., NCR Corporation, and International Business Machines Corporation. Mr. Richardson has served as a director of Unisys Corporation (NYSE: UIS) since 2021. He also served as a director of Carestream Dental LLC from January 2021 until June 2024. Mr. Richardson holds a bachelor’s degree in business administration from Eastern Illinois University and an MBA from Northwestern University’s J.L. Kellogg School of Management.

Cellebrite Board Committees: Technology and Strategy Committee.

Experience & Qualifications: Mr. Richardson brings extensive global operating, sales, and commercial marketing experience from leading technology companies that achieved market leadership, produced strong financial performance, delivered consistent innovation, and supported expansive, growing customer bases.

Yonatan Domnitz is a Director of Cellebrite, a position which he has held since April 2020. Mr. Domnitz was appointed as a Director of SUNCORPORATION, the parent company of Cellebrite, in April 2020. He currently serves as a Managing Director and Strategic Analyst at Oasis Management (Hong Kong), a wholly-owned investment sub-advisory affiliate of Oasis Management Company Ltd., having joined the firm as an analyst in August 2012. Prior to his role with Oasis, Mr. Domnitz served as a Forensic Accountant at C. Lewis & Company LLP from January 2010 to August 2012 and RGL Forensics from August 2006 to December 2009. Mr. Domnitz has a BA (Hons) in History from University College London, successfully completed the Legal Practice Course at the College of Law having also attained a Graduate Diploma in Law. Mr. Domnitz qualified as a Chartered Accountant in 2009 and is an Associate member of the Institute of Chartered Accountants in England and Wales.

Cellebrite Board Committees: Nominating and Governance Committee.

Experience & Qualifications: Mr. Domnitz brings a strong background in investment management, finance and the capital markets. He is one of two designees representing SUNCORPORATION on Cellebrite’s Board of Directors.

“RESOLVED, to re-elect Troy K. Richardson as a Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until his successor is duly elected and qualified.”

“RESOLVED, to re-elect Yonatan Domnitz as a Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until his successor is duly elected and qualified.”

Required Vote

See “Required Vote” above.

Board Recommendation

The Board recommends a vote FOR the re-election of the foregoing director nominees pursuant to Proposal No. 1.

PROPOSAL NO. 2

APPROVAL OF COMPENSATION PACKAGE FOR
MR. THOMAS E. HOGAN, CHIEF EXECUTIVE OFFICER

Background

The Board is seeking shareholder approval for the compensation terms of Mr. Thomas E. Hogan. Effective on January 1, 2025, Mr. Hogan, who had served as Executive Chairman since August 2023, was appointed by our Board to serve as our Interim Chief Executive Officer, following the departure of our prior Chief Executive Officer, Mr. Yossi Carmil. When Mr. Hogan became Interim Chief Executive Officer, he stepped down from his role as Executive Chairman but continued to serve as a director on our Board. On August 12, 2025, following an extensive search process, our Board concluded that Mr. Hogan is currently the most qualified candidate to lead the Company in executing its strategic vision, and we announced his appointment as our Chief Executive Officer.

Mr. Hogan serves as our Chief Executive Officer pursuant to an agreement outlining the terms of his engagement as Chief Executive Officer of the Company that replaced the engagement letter initially signed in connection with his role as Executive Chairman, which was based on compensation terms approved by the general meeting of shareholders on November 29, 2023.

The compensation package now offered to Mr. Hogan is subject to shareholder approval at the Meeting. This proposal highlights his critical leadership in steering Cellebrite’s business and advancing the Company’s strategic objectives, as further detailed below.

Under the Companies Law, any Israeli public company that seeks to approve the terms of compensation of its chief executive officer is required, subject to certain exceptions, to obtain the approval of its compensation committee, board of directors, and shareholders, in that order.

THE SHAREHOLDER VOTE ON THIS MATTER IS BINDING UNDER ISRAELI LAW, UNLIKE THE ADVISORY “SAY-ON-PAY” VOTES FOUND IN PROXY STATEMENTS FOR U.S. DOMESTIC COMPANIES. IF THIS PROPOSAL 2 IS NOT APPROVED BY THE AFFIRMATIVE VOTE OF OUR SHAREHOLDERS AS DESCRIBED HEREIN, THE COMPANY WILL NOT BE AUTHORIZED TO PROVIDE THE COMPENSATION DESCRIBED HEREIN TO OUR CHIEF EXECUTIVE OFFICER.

Designing the Compensation Arrangement

To accomplish our key corporate objectives, we must attract, motivate, and retain highly skilled and experienced individuals to execute our strategy and lead our team. Our Board and Compensation Committee (the “Compensation Committee”) have designed our compensation programs to support shareholder value creation while maintaining our ability to recruit and retain talent. Long-term incentive compensation in the form of equity-linked awards is a critical element of the executive compensation package.

Our Compensation Committee and Board have designed the proposed compensation package to align a significant portion of the Chief Executive Officer’s compensation with shareholder interests and long-term Company value while allowing for Mr. Hogan’s compensation to remain appropriate and competitive relative to market practices in similar technology companies and in a changing market environment.

In order to design a competitive executive compensation program that will continue to attract top executive talent and reflect our compensation philosophy, our Compensation Committee has retained Aon’s Talent Solutions Practice, a division of Aon plc (“Aon”), as an independent compensation consultant to provide executive compensation advisory services, help evaluate our compensation philosophy and objectives and provide guidance in administering our executive compensation program. While we acknowledge the uniqueness of each employer’s circumstances in setting executive compensation, we find value in referencing specific and aggregated compensation data from selected companies or groups. This information serves as a useful tool in our decision-making process across all aspects of our compensation framework.

In conducting the benchmark, we used the following list of companies as our peer group: Asana, CyberArk Software, Fiverr, Jamf, JFrog, Magic Software Enterprises, monday.com, PagerDuty, Rapid7, Sapiens N.V., Semrush, Sprout Social, Upwork Pres, Varonis Systems, Workiva, Yext, Zuora, Q2, Clear Secure, and Radware.

Accordingly, following the Board’s review of the comparative data and analysis prepared by Aon, the Board’s and the Compensation Committee’s compensation consultant, including data about base salary, bonus structure and amounts, equity vehicles and structures, and analysis based on peer group and industry, the Board and the Compensation Committee are proposing a competitive compensation package in order to motivate and retain Mr. Hogan over a long-term, all in accordance with the Company’s compensation philosophy.

Our Board determined that the proposed terms of Mr. Hogan’s compensation as our Chief Executive Officer are within the limitations set forth in our Compensation Policy, and approved his terms of compensation in such capacity, subject to shareholders’ approval.

In approving the terms of compensation for Mr. Hogan, the Compensation Committee and the Board considered various factors, including, among other things, the educational and professional experience required of our Chief Executive Officer, his responsibilities and duties, his expected contribution to our future growth, and other elements of compensation, including equity-based compensation payable (or proposed to be payable) to our Chief Executive Officer.

Cellebrite’s Compensation Philosophy

Cellebrite’s Compensation Policy is designed to promote the retention and motivation of its executive officers and directors, incentivize superior individual excellence, and align their interests with the Company’s long-term performance and shareholder value. The Compensation Policy also serves as an important risk management tool. Our Compensation Committee believes that a well-designed executive compensation program is one in which pay opportunities are competitive with the market, performance goals are challenging but achievable, and overall pay outcomes are aligned with corporate and individual performance.

Key aspects of our compensation philosophy, as outlined in the Compensation Policy, include:

●	Balance of Fixed and Variable Compensation: The Compensation Policy aims to balance fixed compensation (base salary and benefits) and variable compensation (cash bonuses and equity-based compensation) to appropriately incentivize Executive Officers to meet Cellebrite’s short-term and long-term goals while managing business risks.

●	Performance-Based Incentives: A significant portion of executive compensation is structured to reflect the attainment of both short-term and long-term Company goals, as well as individual performance.

o	Cash bonuses are based on pre-set periodic objectives and individual targets. For the Chief Executive Officer, these measurable objectives are determined annually by the Compensation Committee and the Board, primarily based on overall company performance measures such as revenues, sales, operating income, cash flow, or the Company’s annual and long-term plans, but may also include specific goals reflecting more finely defined business and operational targets.

o	The Policy sets established limits on cash bonuses, with a target annual cash bonus for the Chief Executive Officer not exceeding 100% of his or her annual base salary, and a maximum annual cash bonus of 200% of base salary.

●	Long-Term Alignment through Equity: Equity-based compensation, such as stock options, Restricted Share Units (RSUs), and Performance Share Units (PSUs), is a cornerstone of our policy. These awards are designed to enhance the alignment between executive officers’ interests and our long-term interests and those of our shareholders, and to strengthen long-term retention and motivation.

o	Equity awards include appropriate minimum vesting periods, generally between one to four years or based on performance, to promote long-term retention and are linked to long-term performance objectives.

o

The Compensation Policy sets a cap on the maximum cash value of non-cash variable components as of their grant date. For the Chief Executive Officer, the total fair market value of any annual equity-based compensation at the time of grant may not exceed the higher of 500% of their annual base salary or 0.5% of the Company’s fair market value.

●	Consideration of Expertise and Market Benchmarks: Compensation terms consider the executive officer’s knowledge, skills, expertise, accomplishments, roles, responsibilities, and prior compensation agreements. Cellebrite benchmarks against compensation paid by similar companies in comparable technology sectors to ensure competitiveness.

●	Responsible Equity Management: Cellebrite is committed to responsible equity compensation practices, regularly evaluating and managing its equity pool to ensure that potential dilution remains within acceptable limits for our shareholders, with a target of keeping overall dilution levels below 10%. As of August 1, 2025, Cellebrite’s overall level of dilution from equity compensation to employees and management was approximately 7.9%.

●	Compensation Recovery (Clawback) Provisions: The Compensation Policy includes provisions to recover bonus compensation or performance-based equity compensation if it exceeded what would have been paid based on subsequently restated financial statements, provided the claim is made prior to the second anniversary of the fiscal year-end of the restated statements.

●	Termination Payments: The policy also sets a clear limit on non-statutory termination payments, generally not exceeding an executive officer’s monthly base salary multiplied by 24.

Our objective is to craft a balanced blend of fixed, annual incentive, and long-term incentive compensation. This aims to not only attract and retain our executive officers but also to motivate them to consistently deliver their best performance, thereby maximizing both short-term outcomes and long-term shareholder value.

Merits for Compensating Mr. Thomas E. Hogan to Lead the Company

Mr. Thomas E. Hogan’s compensation is crucial for securing and retaining an executive of his caliber, particularly given his pivotal role in Cellebrite’s continued success and strategic evolution.

His appointment as Interim Chief Executive Officer in January 2025 followed the departure of Mr. Yossi Carmil, who served as Chief Executive Officer for 20 years.

This transition underscored the need for stable, experienced leadership to ensure business continuity, maintain robust customer relationships, and sustain the Company’s growth trajectory. Mr. Hogan’s initial compensation terms for his role as our Interim Chief Executive Officer effective as of January 1, 2025, consisted of a monthly cash retainer, based on an annual amount of $520,000, an annual cash bonus in an amount of up to $500,000 and a one-time grant of 42,727 restricted share units and 42,728 performance share units with a grant date value at such time of $1,745,000, all of which have vested as of April 1, 2025, with the then expectation that by such time a permanent Chief Executive Officer may be appointed. These terms were determined by the Compensation Committee and Board of Directors to be not more favorable than those provided to the previously serving Chief Executive Officer, and consistent with the Companies Law and relevant regulations were not brought to the approval of the shareholders. Mr. Hogan’s proposed compensation terms as our Chief Executive Officer, in excess of the initial terms, are subject to shareholder approval.

Mr. Hogan’s qualifications and contributions are extensive:

●	Decades of Proven Leadership: Mr. Hogan brings over four decades of extensive leadership experience in high-growth public and private software and technology companies. His distinguished career includes roles as:

o	Chairman and CEO of Kony, Inc., leading it to a successful acquisition.

o	Operating Managing Director for Vista Equity Partners, where he served on the boards of multiple private software companies, including Pluralsight, Infoblox, Drift, and Gainsight.

o	Executive Vice President of Sales and Marketing for HP’s $57 billion Enterprise Business, where he also headed HP’s Software business and led significant acquisitions such as Mercury Interactive and Opsware.

o	Senior executive positions at Siebel Systems and IBM.

o	Experience serving on the boards of public companies like Citrix, Vignette, Inforte, and Vastera.

●	Academic and Governance Excellence: He holds a master’s degree from Northwestern’s Kellogg School of Management with distinction and a BS in biomedical engineering from the University of Illinois. He also brings valuable operating and governance insights from his diverse board service.

●	Tangible Impact on Company Performance: Since joining Cellebrite as Executive Chairman in August 2023, Mr. Hogan has played an important role in driving significant achievements:

o	Cellebrite’s financial results in 2023 exceeded internal targets and this trend continued with a balanced mix of top-line growth and strong profitability in 2024.

o	Annual Recurring Revenue (ARR) grew 27% to $315.7 million in 2023, and further increased 25% to $395.9 million in 2024. Additionally, ARR has increased 21% to $418.9 million for the 12-months ended June 30, 2025.

o	Total revenue increased to $325.1 million in 2023 and further to $401.2 million in 2024, representing a 23% year-over-year increase for 2024. For the first six months of 2025, total revenue grew 19% to $220.9 million versus the same period of 2024.

o	Adjusted EBITDA more than doubled in 2023 to $61.9 million, reaching a 19% margin, and further increased to $99.4 million in 2024, achieving a 25% margin. The Company’s adjusted EBITDA of $51.6 million for the first six months of 2025 increased 32% over the comparable six-month period of 2024.

o	The Company surpassed “Rule of 45” status in 2023 based on the combination of its ARR growth rate plus its adjusted EBITDA margin, and achieved “Rule of 50” performance in 2024. The Company has sustained a strong Rule of X performance within its target range of 45 to 50 for the trailing 12 months ended June 30, 2025.

o	The Company’s cash position, which includes cash, deposits, and short-term and long-term investments, grew 62% from 2022 levels to approximately $332 million in 2023, and increased by 46% to $483.8 million in 2024. Since the start of 2025, the Company’s cash position has increased 15% to $557.8 million as of June 30, 2025.

●	Strategic Advancement: Mr. Hogan has been a key driver in executing Cellebrite’s strategic priorities, including:

o	Enhancing digital forensics leadership through the launch of the next-generation Inseyets platform in early 2024.

o	Deepening investment in cloud-based offerings, reflected in strong cloud-based ARR and revenue growth, and progress toward FedRAMP authorization, including achieving FedRAMP High Ready designation in February 2025 and securing the support of the U.S. Department of Justice in July 2025 as the official sponsor of the Company’s FedRAMP initiative.

o	Strengthening Cellebrite’s senior leadership team by supporting the addition of a Chief Revenue Officer and Chief Information Officer, two newly created roles in 2023 and 2024, respectively, the appointment of a new Chief Marketing Officer in 2024 and the recruitment a new Chief Financial Officer in 2025.

o	Broadening our engagement with U.S. federal customers through the formation of Cellebrite Federal Solutions and the acquisition of CyTech in July 2024.

o	Positioning Cellebrite’s digital investigative solutions within the broader context of an integrated platform, initially marketed as its Case-to-Closure Platform, which helped amplify the Company’s value proposition, advance its product roadmaps and provide a foundation for a wide range of go-to-market initiatives.

o	Advancing strategic acquisitions through the June 2025 agreement to acquire Corellium, a leader in Arm-based virtualization software. The Company believes the addition of Corellium will play an important role in accelerating innovation, broadening its portfolio of solutions, fortifying and expanding customer relationships around the globe, and broadening its total addressable market.

●	Commitment to Shareholder Value: Under Mr. Hogan’s leadership, Cellebrite has improved investor communications and transparency, and is recognized as one of the few SPAC-public companies since 2019 to deliver positive shareholder returns.

The compensation terms for Mr. Hogan’s Chief Executive Officer role, which include a fixed monthly renumeration an annual bonus based on performance criteria, and equity grants in the form of RSUs and PSUs, are designed to attract and retain a leader of his unique expertise and to incentivize continued strong performance directly linked to shareholder value. The Compensation Committee and Board have affirmed that these terms are reasonable, reflecting his extensive experience and market benchmarks, and are consistent with our compensation policy. To ensure that the majority of Mr. Hogan’s compensation is directly tied to building long-term shareholder value, the Compensation Committee and Board have determined that the optimal mix of cash and equity awards should be more heavily weighted toward equity compensation, including variable, performance-based equity, with a lower cash component. This compensation package is designed to provide a total compensation opportunity at target for our Chief Executive Officer at around a median level as compared with our peer group.

Compensation Terms

The proposed compensation terms for Mr. Hogan as Chief Executive Officer have been approved by the Compensation Committee and Board as consistent with our Compensation Policy, and are now subject to shareholders’ approval at the Meeting under Proposal No. 2.

Below is a summary of the proposed terms of compensation for Mr. Hogan as our Chief Executive Officer:

Base Compensation

●	Annual Retainer: $520,000 (plus VAT if applicable).

●	Annual Increase: The Board may increase the retainer by up to 5% annually, at its discretion.

Annual Bonus

●	Target Amount: $500,000 (plus VAT if applicable) annually starting from 2025.

●	Structure: Tied to KPIs to be determined by the Compensation Committee and the Board with respect to each fiscal year, including minimum thresholds as well as an over-achievement bonus of up to an additional 100%.

●	Partial Year: Prorated amount if engagement ends for reasons other than cause (as such term is defined in the agreement).

●	Annual Increase: The Board may increase bonus opportunity by up to 5% annually, at its discretion.

Equity Compensation

●	Interim Chief Executive Officer Grant: A one-time grant for assuming the position of Interim Chief Executive Officer from April 1, 2025, through June 30, 2025. The grant consisted of 107,008 restricted share units with a grant date value of $1,745,000, with cliff vesting upon completion of such term while serving as Interim Chief Executive Officer.

●	Initial Chief Executive Officer Grant: In connection with the appointment of Mr. Hogan as Chief Executive Officer, an equity grant with a total value of $8,000,000, divided equally between RSUs and PSUs:

o	RSUs with one-year cliff vesting from July 1, 2025 (with prorated vesting in the event of earlier termination by the Company without cause).

o	PSUs with one-year cliff vesting from July 1, 2025 based on TSR performance relative to S&P Software and Services Industry Index over a one-year period (August 12, 2025 - August 11, 2026), under the same terms as provided to the management team of the Company, including minimum performance targets and an over-achievement of up to an aggregate of 150%. In case of termination by the Company without cause prior to July 1, 2026, prorated vesting with respect to the actual time of service from July 1, 2025, while TSR to be measured upon expiration of such one-year term.

●	Annual Chief Executive Officer Grant: $8 million annually from 2026 through 2029, provided that Mr. Hogan serves as Chief Executive Officer at such time, divided equally between RSUs and PSUs:

o	RSUs: Four-year quarterly vesting with a one-year cliff (with prorated vesting in the event of termination prior to the first anniversary of the grant).

o	PSUs: Based on performance indicators under the same terms as provided to the management team of the Company, including minimum performance targets and over-achievement

Benefits

●	Continued reimbursement for medical insurance plan costs.

●	Continued entitlement to indemnification and liability insurance under the Company’s director and officer indemnification agreement, as in effect.

●	Reimbursement for business expenses per Company policy.

●	Continued vesting during service as Interim and permanent Chief Executive Officer of outstanding equity awards granted to Mr. Hogan upon appointment as Executive Chairman.

Termination Provisions

●	Without Cause: payment of six months of cash retainer, six months of annual bonus, and six months acceleration of then outstanding unvested equity grants awarded to Mr. Hogan as Chief Executive Officer.

Change in Control Provisions

●	Double Trigger Acceleration: Applies to termination without cause or resignation for good reason (as customarily defined in the agreement), immediately prior to or within six months after a Change in Control, as customarily defined in the agreement.

●	Unvested Awards: Full vesting if buyer in a Change in Control does not assume outstanding awards.

●	PSU Conversion: Converts to RSUs based on actual TSR at Change in Control.

Additional Terms

●	Return to Executive Chairman Role: If Mr. Hogan returns to his role as our Executive Chairman, he shall be entitled to cash retainer and bonus as specified in his original engagement letter, with continued vesting of equity awards while serving as a director.

●	Notice Period: Three-month mutual notice provision, with Company’s right to shorten.

Proposed Resolutions

RESOLVED, to approve the compensation package of Mr. Hogan as our Chief Executive Officer, in accordance with the terms set forth in the Proxy Statement, dated August 15, 2025.

Required Vote

See “Required Vote” above.

Board Recommendation

The Board recommends a vote FOR the approval of the compensation terms of Mr. Hogan as our Chief Executive Officer in accordance with the terms set forth in the Proxy Statement, pursuant to Proposal No. 2.

PROPOSAL NO. 3

APPROVAL OF THE RE-APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Background

Under the Companies Law and our Articles, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Articles, our Board (or a committee, if so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by our Audit Committee of the independent auditor’s appointment and remuneration is required under the listing rules of Nasdaq.

Appointment of Kost Forer Gabbay & Kasierer

Following the recommendation by our Audit Committee and Board, the Company seeks to re-appoint Kost Forer Gabbay & Kassirer, a member of Ernst & Young Global, as the Company’s independent auditor (the “Auditor”), for the fiscal year ending on December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the Audit Committee, to determine the Auditor’s remuneration.

Fees Paid to the Auditors

The Auditor served as our independent registered public accounting firm for the fiscal years ended December 31, 2023, and December 31, 2024. The fees for professional services in each of the respective fiscal years are as follows:

	2024	2023
	($ in thousands)
Audit fees(1)	$781	$505
Tax fees(2)	$213	$170
Audit related	$242	$115
Total	$1,236	$790

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted on Form 6-K, internal control reviews, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)	“Tax fees” include fees for professional services rendered during the years ended December 31, 2024 and 2023 by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

Proposed Resolution

It is proposed that at the annual general meeting the following resolution shall be adopted:

“RESOLVED, to approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Board, upon recommendation of the Audit Committee, to determine the Auditor’s remuneration.”

Required Vote

See “Required Vote” Above.

Board Recommendation

The Board recommends a vote FOR the approval of the re-appointment of our Auditor and authorization of our Board, upon the recommendation of the Audit Committee, to determine the Auditor’s remuneration pursuant to Proposal No. 3.

OTHER BUSINESS

The Board is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that your vote is received by the Company no later than 8:00 a.m. (Israel time) on September 18, 2025.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at https://investors.cellebrite.com. Shareholders may download a copy of these documents without charge at https://investors.cellebrite.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Adam H. Clammer,
Chairman of the Board of Directors

August 15, 2025

Appendix A to the Shareholder Letter

Key Performance Indicator and

Reconciliation of GAAP to Non-GAAP Reconciliation

Key Performance Indicator: Annual Recurring Revenue

The Shareholder Letter preceding the Proxy Statement includes references to certain key performance indicators, including annual recurring revenue.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Non-GAAP Financial Information

The Shareholder Letter preceding the Proxy Statement also includes references to adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures. Cellebrite believes that the use of non-GAAP measures, such as adjusted EBITDA and adjusted EBITDA margin, is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility to the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	One-time expense adjustments, which may include unique and non-recurring items such as executive severance packages with exception terms;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Non-GAAP financial measures are important tools for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is an expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

The following table provides a reconciliation of our net income to Adjusted EBITDA:

	For the year ended
	December 31,
	2024	2023
	($ in thousands)
Net loss	$(283,007)	$(81,100)
Financial expense	332,890	108,800
Tax expense	7,023	5,537
Depreciation expenses	7,258	6,664
Amortization of intangible assets	3,349	3,347
Issuance expenses	-	(345)
One-time expense	1,068	-
Share-based compensation expense	30,575	18,998
Acquisition-related costs	221	45
Adjusted EBITDA	$99,377	$61,976
Adjusted EBITDA margin	25%	19%